Graham Capital Management, L.P.
40 Highland Avenue
Rowayton, Connecticut 06853

March 15, 2011

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Sonia Barros
Special Counsel

Re:	Graham Alternative Investment Fund II LLC
Form 10/A
Filed March 15, 2011
File No. 000-53967

Ladies and Gentlemen:

On behalf of Graham Alternative Investment Fund II LLC (the “Fund”), I am writing this letter in my capacity as an officer of Graham Capital Management, L.P., the manager of the Fund (the “Manager”).  This letter responds to the Securities and Exchange Commission (the “Commission”) Staff’s comment letter dated February 10, 2011, (the “Letter”) to Amendment No. 2 to the Fund’s Registration Statement on Form 10/A that was filed with the Commission on September 3, 2010.  For your convenience, the Staff’s comments are indicated in italics, followed by the response of the Manager.

1.	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing.

The Fund is aware that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to call the undersigned at (203) 899-3491 with any questions.

Very truly yours,

/s/ Paul Sedlack

Paul Sedlack
Chief Executive Officer

cc:  Christopher Wells